EXHIBIT 11 - COMPUTATION OF PER SHARE NET INCOME


                                       For the Three Months Ended December 31,

                                                 1995        1994
                                                 ----        ----
Net income for the period used in
  determining net income per share            $2,751,191   $1,556,513

Weighted average common and common
  equivalent shares used in determining net
  income per share:
         Primary                               7,251,957    6,793,731
         Assuming full dilution                7,251,957    6,793,731


Primary and fully dilutive net
  income per share                            $     0.38   $     0.23